November 29, 2022
BY EMAIL

Nadine Rosin
Assistant Vice President, Legal
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

       Re:    Lincoln Level Advantage 2
              Initial Registration Statement S-3
              File No. 333-267670.

Dear Ms. Rosin:

       The staff has reviewed the above-referenced initial registration statement, which the
Commission received on September 30, 2022. Based on our review, we have the following comments. Capitalized terms have the same meaning as in the registration statement. Unless otherwise specified, the comments below apply to the first prospectus in the registration statement: Lincoln Level Advantage 2 B-Share Index-Linked Annuity Contracts. These comments should also be applied to the other prospectuses of the registration statement, as applicable.

1. General Comments

   a. Please confirm that all missing information, including all exhibits, will be filed in pre-
      effective amendments to the registration statement. We may have further comments when you supply the omitted information.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the registrant will be solely responsible for any benefits or features associated with the
      Contract.

   c. Please generally amend the prospectus to specify Contract minimums for the
      Performance Cap, Protection Level, Participation Rate, and Performance Trigger Rate
      that investors are guaranteed for the life of the Contract, regardless of what Index
      Strategy is introduced or substituted. Also, add disclosure specifying the Contract maximum Spread Rate, relative to the Performance Rate, that investors are guaranteed for the life of the Contract, regardless of what Index Strategy is introduced or substituted.
 Nadine Rosin
Lincoln Level Advantage 2
November 29, 2022
Page 2 of 4


2. Summary of Questions Related to the Indexed Accounts (p. 6)

   a. The prospectus states that at the end of the Indexed Term, new Indexed Segments will be available, which may have different Performance Caps, Participation Rates, Performance
      Trigger Rates or Spread Rates. Please add disclosure conditioning this statement to reflect that the Contract nevertheless has certain minimums and maximums consistent with comment 1.c. above.

   b. Currently, the registrant states that not all indices available under the Contract have been determined. Specify, in the response letter to comments what other indices will be added to the prospectus prior to operation.

   c. The registrant states that Lincoln Life reserves the right to add or withdraw Indexed
      Accounts at any time. Please provide a cross reference to the disclosure on page 20 specifying the circumstances under which indices can be withdrawn.

3. Risk Factors (p. 7)

       In the disclosure pertaining to risk factor 14, the registrant states if Secure Lock+ is
       elected    Protection Levels do not apply and you assume all loss.
Please redraft to
       provide greater detail with regard to what type of loss can be incurred and under what market index performance conditions.

4. Investments of the Indexed Accounts (p. 9)

   a. This section contains lengthy footnotes following the list of Indexed Accounts that pertain to Index trademarks and licensure. Please consider moving this information to an appendix in order to improve readability of this section of the prospectus.

   b. Amend applicable indexed accounts disclosure consistent with comment 1.c. above to reflect Contract minimums and maximum.

   c. Consider introducing each Crediting Method with a header stating:
Crediting Method
      1,    etc. and formatting the headings on a separate line from the narrative disclosure
      explaining each method in order to improve readability.

5. Secure Lock+ (p.19)

   a. Please supplementally explain the appropriateness of the name for this Contract feature,
      as the phrase    Secure Lock+    could be considered misleading given
that an investor
      could lock in an Interim Value below the Crediting Base and incur losses below the applicable Protection Level.
 Nadine Rosin
Lincoln Level Advantage 2
November 29, 2022
Page 3 of 4

   b. The registrant states that if an investor locks in an Interim Value which is below the
      Crediting Base, Protection Levels do not apply and the investor assumes all the loss of the Indexed Account Value. Please provide further disclosure explaining to investors in plain English how they could lock in an Interim Value below the Crediting Base and how such a value relates to the Protection Level in place prior to an investor choosing Secure
      Lock+. Give examples.

   c. Please add bold disclosure explaining in plain English that an investor will not know the locked Interim Value until the end of the next business day, if locked after 4pm or on other than a Valuation Day.

   d. Lock-in and Reallocate. The registration statement states that if this feature is chosen
      that the locked Segment   s Interim Value may be reallocated to any
eligible Indexed
      Account(s) available under the Contract. In that case, you state that no index performance crediting will apply. Please add robust cautionary disclosure informing investors that by choosing this feature, they forgo market returns on the Indexed Segment in which they exercise Secure Lock+ and instead must wait for another new Indexed
      Segment to expire in order to obtain index performance crediting on their Account Value.




       We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

         Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it.
 Nadine Rosin
Lincoln Level Advantage 2
November 29, 2022
Page 4 of 4

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                     Sincerely,

                                                     /s/

                                                     Alberto H. Zapata
                                                     Senior Counsel
                                                     Disclosure Review and
Accounting Office




cc:    Andrea Ottomanelli Magovern, Assistant Director
       Mike Pawluk, Senior Special Counsel